                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
                 ------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                 For the Plan's fiscal year ended March 31, 1995

                 ------------------------------------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Minntech Corporation
              14605 - 28th Avenue North
              Minneapolis, Minnesota 55447

     This Form 11-K consist of 13 pages (including exhibits).

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST

                                      INDEX



                                                                        Page
                                                                       Number
                                                                       ------

Financial Statements:
--------------------

Report of Independent Accountants                                        F-1


Statement of Net Assets Available for Benefits                           F-2


Statement of Changes in Net Assets Available for Benefits,
  with Fund Information                                              F-3 to F-4


Notes to Financial Statements                                        F-5 to F-7


Supplementary Schedules:
-----------------------

    I.  Assets Held for Investment at March 31, 1995                     F-8

   II.  Reportable Transactions for the Year Ended March 31, 1995        F-9


Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Exhibits:
--------

     Consent of Independent Accountants                                  E-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
  of the Minntech Corporation
  Profit Sharing and Retirement Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Minntech Corporation Profit Sharing and Retirement Plan and Trust at March 31, 1995, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Minntech Corporation Profit Sharing and Retirement Plan and Trust for the year ended March 31, 1994 were audited by other independent accountants whose report dated August 11, 1994 expressed an unqualified opinion on those statements.





Price Waterhouse LLP
Minneapolis, Minnesota
September 15, 1995


                                       F-1                          Page 3 of 13

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                March 31,
                                      ---------------------------
                                           1995           1994
                                           ----           ----
Investments (at fair value):
  Fidelity Funds:
    Magellan Fund                     $  1,244,404   $    999,026
    Growth and Income Fund                 805,415        546,044
    Overseas Fund                          209,892        118,928
    Intermediate Bond Fund                 390,905        243,492
    Spartan Money Market Fund              541,607        436,754
  Securities of participating
    employer - Minntech
    Corporation Common Stock               683,414        455,561
                                      ------------   ------------

        Total investments                3,875,637      2,799,805

Participant loans                          229,361        229,676
Employer contribution receivable           363,550        171,621
Cash                                        19,736         16,761
                                      ------------   ------------

Net assets available for benefits     $  4,488,284   $  3,217,863
                                      ------------   ------------
                                      ------------   ------------


                 See accompanying notes to financial statements.


                                       F-2                          Page 4 of 13

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                            YEAR ENDED MARCH 31, 1995

                                                                                Fund Information
                                                    -----------------------------------------------------------------------
                                                                                                                   Spartan
                                                                     Growth and                 Intermediate         Money
                                                       Magellan          Income     Overseas            Bond        Market
                                                           Fund            Fund         Fund            Fund          Fund
                                                     ------------     ----------     ----------     ----------     ----------
Sources of net assets:
  Interest/dividend income                           $     38,719      $  50,122     $    2,964     $   24,463     $   22,836
  Net realized gain (loss) on investments                   9,691         (1,961)           802          3,784
  Net unrealized appreciation (depreciation)
    in market value of investments                         46,725         36,772         (8,340)       (13,304)
  Employer discretionary contributions
  Employer matching contributions                          14,595          7,906          2,943          4,150          4,916
  Employee contributions                                  189,947        104,082         36,813         53,199         61,929
                                                     ------------     ----------     ----------     ----------     ----------
    Total additions                                       299,677        196,921         35,182         72,292         89,681

Applications of net assets:
  Distributions                                           (19,798)       (10,107)          (764)        (2,337)        (6,080)
                                                     ------------     ----------     ----------     ----------     ----------
    Total decreases                                       (19,798)       (10,107)          (764)        (2,337)        (6,080)
                                                     ------------     ----------     ----------     ----------     ----------
Net increase prior to interfund transfers                 279,879        186,814         34,418         69,955         83,601
Interfund transfers                                       (34,501)        72,557         56,546         77,458         21,252
                                                     ------------     ----------     ----------     ----------     ----------
    Net increase (decrease)                               245,378        259,371         90,964        147,413        104,853

Net assets available for benefits:
  Beginning of year                                       999,026        546,044        118,928        243,492        436,754
                                                     ------------     ----------     ----------     ----------     ----------
  End of year                                        $  1,244,404     $  805,415     $  209,892     $  390,905     $  541,607
                                                     ------------     ----------     ----------     ----------     ----------
                                                     ------------     ----------     ----------     ----------     ----------

                                                        Minntech
                                                      Corporation                   Contribution
                                                         Common      Participant    Receivable
                                                          Stock            Loans      and Cash          Total
                                                     ------------     ----------     ----------      ---------
Sources of net assets:
  Interest/dividend income                               $  4,470      $  20,534                    $  164,108
  Net realized gain (loss) on investments                  (5,749)                                       6,567
  Net unrealized appreciation (depreciation)
    in market value of investments                       166,954                                       228,807
  Employer discretionary contributions                                                $ 363,550        363,550
  Employer matching contributions                           4,695                                       39,205
  Employee contributions                                   59,522                        19,736        525,228
                                                     ------------     ----------     ----------     ----------
    Total additions                                       229,892         20,534        383,286      1,327,465

Applications of net assets:
  Distributions                                           (12,570)        (5,388)                     (57,044)
                                                     ------------     ----------     ----------     ----------
    Total decreases                                       (12,570)        (5,388)                      (57,044)
                                                     ------------     ----------     ----------     ----------
Net increase prior to interfund transfers                 217,322         15,146        383,286      1,270,421
Interfund transfers                                        10,531        (15,461)      (188,382)
                                                     ------------     ----------     ----------     ----------
    Net increase (decrease)                               227,853           (315)       194,904      1,270,421

Net assets available for benefits:
  Beginning of year                                       455,561        229,676        188,382      3,217,863
                                                     ------------     ----------     ----------     ----------
  End of year                                          $  683,414     $  229,361     $  383,286   $  4,488,284
                                                     ------------     ----------     ----------   ------------
                                                     ------------     ----------     ----------   ------------




                 See accompanying notes to financial statements.

                                       F-3                          Page 5 of 13

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                            YEAR ENDED MARCH 31, 1994




                                                                       Fund Information
                                              ----------------------------------------------------------
                                                                                                 Spartan
                                                         Growth and             Intermediate     Money
                                              Magellan     Income      Overseas      Bond        Market
                                                 Fund        Fund         Fund        Fund        Fund
Sources of net assets:
  Interest/dividend income                    $  79,438    $  32,554   $  1,177    $ 19,268   $  13,588
  Net unrealized appreciation (depreciation)
    in market value of investments               12,114       10,278     14,838      (8,978)
  Employer discretionary contributions
  Employer matching contributions                11,984        7,012        994       3,685       3,910
  Employee contributions                        155,588       95,061     11,704      48,006      50,233
                                               --------     --------    -------     -------    --------
  Total additions (deductions)                  259,124      144,905     28,713      61,981      67,731

Applications of net assets:
  Distributions                                 (43,154)     (26,983)    (5,467)    (18,531)    (18,239)
                                               --------     --------    -------     -------    --------
    Total decreases                             (43,154)     (26,983)    (5,467)    (18,531)    (18,239)
                                               --------     --------    -------     -------    --------
Net increase prior to interfund transfers       215,970      117,922     23,246      43,450      49,492
Interfund transfers                             155,717       11,409     36,110     (12,300)    (10,617)
                                               --------     --------    -------     -------    --------
    Net increase (decrease)                     371,687      129,331     59,356      31,150      38,875

Net assets available for benefits:
  Beginning of year                             627,339      416,713     59,572     212,342     397,879
                                               --------     --------    -------     -------    --------
  End of year                                $  999,026   $  546,044 $  118,928  $  243,492  $  436,754
                                             ----------   ---------- ----------  ----------  ----------
                                             ----------   ---------- ----------  ----------  ----------

                                                    Minntech
                                                   Corporation                  Contribution
                                                    Common       Participant     Receivable
                                                    Stock          Loans          and Cash        Total
                                                    -----        --------        --------      -----------
Source of Net Assets:
  Interest/dividend income                             $  95      $  16,648                    $  162,768
  Net unrealized  appreciation (depreciation)
   in market value of investments                    (97,041)                                     (68,789)
  Employer discretionary contributions                                            $171,621        171,621
  Employer matching contributions                      4,867                                       32,452
  Employee contributions                              58,818                        16,761        436,171
                                                  ----------     ----------       --------    -----------
    Total additions (deductions)                     (33,261)        16,648        188,382        734,223

Applications of net assets:
  Distributions                                       (9,428)        (7,738)                     (129,540)
    Total decreases                                   (9,428)        (7,738                      (129,540)
                                                  ----------     ----------       --------    -----------
Net increase prior to
    interfund transfers                              (42,689)         8,910        188,382        604,683
Interfund transfers                                   48,997         89,381       (318,697)
                                                  ----------     ----------       --------    -----------
    Net increase (decrease)                            6,308         98,291       (130,315)       604,683

Net assets available for benefits:
  Beginning of year                                  449,253        131,385        318,697      2,613,180
                                                  ----------     ----------       --------    -----------
  End of year                                     $  455,561     $  229,676       $188,382    $ 3,217,863
                                                  ----------     ----------       --------    -----------
                                                  ----------     ----------       --------    -----------


                 See accompanying notes to financial statements.


                                     F-4                          Page 6 of 13

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

The Minntech Corporation Profit Sharing and Retirement Plan and Trust (the Plan) is fully described in the "Minntech Corporation Profit Sharing and Retirement Plan and Trust" plan agreement.

PARTICIPATION

The Plan is a defined contribution plan for Minntech Corporation's (the Company) employees. Employees are eligible to participate in the Plan after the employee has both:

(a)  attained twenty-one years of age, and

(b)  completed 1000 or more hours during 12 consecutive months.

Certain employees are not eligible if employed under a collective bargaining agreement with a labor union unless that agreement expressly provides for the employee's coverage under the Plan.

ADMINISTRATION

The Company is the Plan Administrator. To assist the Company as the Plan Administrator, the Plan provides for the appointment of an Administrative Committee, which consists of officers/shareholders of the Company. A separate officer and shareholder of the Company is the trustee (the Trustee) of the Plan. Fidelity Investments is an agent of the Trustee and is the investment custodian for the Plan.

CONTRIBUTIONS

Eligible participants may invest 1% to 10% of their annual compensation, with the Company matching 10% of the first 6%.

The Company may also make discretionary contributions to the Plan each year based upon the financial performance of the Company. Although the Company is not required to make a contribution in any Plan year, the Company's Board of Directors has passed a revocable resolution to contribute 4% of each qualified participant's recognized compensation, as defined, upon attaining certain profit goals.

Contributions are credited to each qualifying participant's account, based on the proportion of their recognized compensation, as defined, bears to the total recognized compensation of all qualifying participants. Contributions are fully funded on an annual basis, following the Plan's fiscal year-end.


                                       F-5                          Page 7 of 13

DISTRIBUTIONS

Distributions are made to vested employees after retirement or termination from the Company.

VESTING

When employment ends, the participants are vested in all, some or none of their account balance, depending upon various factors, including the participant's age and length of service. Any non-vested portion of the account balance will be forfeited and added to the remaining qualified participants' accounts, in proportion to which a qualified participant's recognized compensation bears to the total recognized compensation of all qualifying participants.

A qualifying participant vests twenty percent after three years, an additional twenty percent for each of years four, five, six and seven. A participant is fully vested after seven years of service or upon retirement at age sixty-five or upon death or disability.

The Company may elect to terminate the Plan at any time. In the event the Company elects to terminate the Plan, all participant account balances become fully vested.

PARTICIPANT LOANS

Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser amount of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participants' accounts and bear interest at the prime interest rate. Loans must be repaid over a period of five to ten years.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the plan are prepared on the accrual basis of accounting.

INVESTMENTS

Investments are recorded at fair market value, as determined by quoted prices in an active market. Unrealized gains or losses on investments for the period are reflected in the Statement of Changes in Net Assets Available for Benefits.

ADMINISTRATIVE EXPENSES

Currently, no administrative expenses are paid by the Plan. Administrative expenses for legal, auditing, and administration costs have been fully paid by the Company at its discretion.


                                       F-6                          Page 8 of 13

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 30, 1993 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.


NOTE 4 - BENEFIT PAYMENTS

Benefit payments requested but unpaid were $0 and $5,105 at March 31, 1995 and 1994, respectively.


                                       F-7                          Page 9 of 13

                                                                      SCHEDULE I
                     MINNTECH CORPORATION PROFIT SHARING AND
                            RETIREMENT PLAN AND TRUST
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 MARCH 31, 1995


                                                                                   Current
  Identity of Issuer        Description of Investment                Cost           Value
  ------------------        -------------------------                ----           -----
Fidelity Investments     Magellan Fund                          $  1,197,679   $  1,244,404
                         Growth and Income Fund                      768,643        805,415
                         Overseas Fund                               218,232        209,892
                         Intermediate Bond Fund                      404,209        390,905
                         Spartan Money Market Fund                   541,607        541,607
                                                                ------------    -----------
                                                                   3,130,370      3,192,223

Minntech Corporation*    Common stock                                516,460        683,414

Participant loans        Loans receivable from participants          229,361        229,361
                                                                ------------    -----------

 Total assets held for
  investment purposes                                           $  3,876,191   $  4,104,998
                                                                ------------    -----------
                                                                ------------    -----------

*  Party in interest.


                                       F-8                         Page 10 of 13

                                                                     SCHEDULE II
                     MINNTECH CORPORATION PROFIT SHARING AND
                            RETIREMENT PLAN AND TRUST
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                            YEAR ENDED MARCH 31, 1995


                                                                                  Purchase     Selling     Cost of       Net Gain
Identity of Party Involved             Description of Asset                        Price        Price        Asset        (Loss)
--------------------------             --------------------                        -----        -----        -----         ----
Fidelity Investments -          Purchase of 5,813 units of participation in
  Magellan Fund                   83 transactions                               $  391,066

Fidelity Investments -          Sale of 2,963 units of participation in
  Magellan Fund                   37 transactions                                            $  202,103   $  206,589   $  (4,486)

Fidelity Investments -          Purchase of 11,868 units of
  Growth and Income Fund          participation in 81 transactions                 258,045        -            -             -

Fidelity Investments -          Purchase of 17,388 units of
  Intermediate Bond Fund          participation in 77 transactions                 175,223        -            -             -


Fidelity Investments -          Purchase of 161,027 units of
  Spartan Money Market Fund       participation in 80 transactions                 161,027        -            -             -



                                       F-9                         Page 11 of 13

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Minntech Corporation Profit Sharing and Retirement Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  October 20, 1995         MINNTECH CORPORATION PROFIT SHARING AND
                                RETIREMENT PLAN AND TRUST



                                By /s/ Louis C. Cosentino, Ph.D.
                                  --------------------------------------
                                  Louis C. Cosentino, Ph.D.
                                  Member of the Administrative Committee



                                                                   Page 12 of 13